SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Morgans Hotel Group Co.

(Name of the Issuer)

Morgans Hotel Group Co.	SBEEG Holdings, LLC Trousdale Acquisition Sub, Inc.	Yucaipa Hospitality Investments, LLC

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number of Class of Securities)

Morgans Hotel Group Co. 475 Tenth Avenue, 11th Floor New York, NY 10018 (212) 277-4100 Attn: General Counsel	SBEEG Holdings, LLC Trousdale Acquisition Sub, Inc. 5900 Wilshire, 31st Floor, Los Angeles, CA 90036 (323) 655-8000 Attn: Sam Nazarian	Yucaipa Hospitality Investments, LLC 9130 Sunset Blvd. Los Angeles, CA 90069 (310) 789-7200 Attn: Robert P. Bermingham

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000 Attn: Warren S. de Wied, Esq. Daniel Bursky, Esq.	O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6000 Attn: Mark Easton, Esq.	Sidley Austin LLP 555 West Fifth Street Los Angeles, CA 90013 (213) 896-6000 Attn: Stephen D. Blevit, Esq. Vijay S. Sekhon, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒ the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$81,279,648	$8,185

* Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

In accordance with Exchange Act Rule 0-11(c), the filing fee of $8,185 was determined by multiplying 0.0001007 by the estimated aggregate merger consideration of $81,279,648. The aggregate merger consideration was calculated by multiplying the 36,124,288 shares of common stock (including shares subject to restricted stock units and LTIP Units by the per share merger consideration of $2.25.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $8,185	Filing Party: Morgans Hotel Group Co.

Form or Registration No.: Schedule 14A	Date Filed: June 22, 2016

Introduction

This Amendment No. 4 to the Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Amendment”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by (i) Morgans Hotel Group Co., a Delaware corporation (the “Company”), (ii) Trousdale Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), (iii) SBEEG Holdings, LLC, a Delaware limited liability company (“SBE”) and (iv) Yucaipa Hospitality Investments, LLC, a Delaware limited liability company (“Yucaipa”) (each a “Filing Person” and collectively, the “Filing Persons”).

On August 4, 2016, the Company filed with the SEC a definitive proxy statement on Schedule 14A (the “Proxy Statement”) regarding, among other things, a proposal to adopt that certain Merger Agreement by and among the Company, SBE and Merger Sub, dated as of May 9, 2016.

On August 30, 2016, the Company withdrew its request for confidential treatment with respect to Exhibits (c)(2) and (c)(3) to the original Rule 13E-3 Transaction Statement filed by the Filing Persons on June 22, 2016.

This Amendment is being filed to amend and supplement Item 16, including for purposes of providing unredacted copies of Exhibits (c)(2) and (c)(3), in each case as further described below.

Item 16.	Exhibits

Item 16 (“Exhibits”) of the Transaction Statement is hereby amended and supplemented by replacing the following exhibits with the following exhibits:

(a)(1) Definitive Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed on August 4, 2016 with the Securities and Exchange Commission).

(c)(2)* Presentation to the Board of Directors, dated March 14, 2016, presented by Morgan Stanley & Co. LLC to the Board of Directors of the Company.

(c)(3)* Fairness Opinion Presentation, dated May 8, 2016, presented by Morgan Stanley & Co. LLC to the Board of Directors of the Company.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 30, 2016

MORGANS HOTEL GROUP CO.

By:	/s/ Richard Szymanski
Name:	Richard Szymanski
Title:	Chief Financial Officer

SBEEG HOLDINGS, LLC

By:	/s/ Sam Nazarian
Name:	Sam Nazarian
Title:	Chairman & Chief Executive Officer

TROUSDALE ACQUISITION SUB, INC.

By:	/s/ Sam Nazarian
Name:	Sam Nazarian
Title:	Chairman & President

YUCAIPA HOSPITALITY INVESTMENTS, LLC

By:	/s/ Robert P. Bermingham
Name:	Robert P. Bermingham
Title:	Vice President & Secretary